
    UNITED STATES


    SECURITIES AND EXCHANGE COMMISSION


    Washington, D.C. 20549


    SCHEDULE 13D


    Under the Securities Exchange Act of 1934


    (Amendment No. 3)*


    iBio, Inc.


    (Name of Issuer)


    Common Stock, par value $.001


    (Title of Class of Securities)


    45107K102


    (CUSIP Number)


    Carl DeSantis


    c/o CDS International Holdings, Inc.


    3299 NW 2nd Ave


    Boca Raton, FL 33431


    (561) 705-0394


    (Name, Address and Telephone Number of Person


    Authorized to Receive Notices and Communications)


    Copy to:


    CDS International Holdings, Inc.


    Attn: William Milmoe


    3299 NW 2nd Ave


    Boca Raton, FL 33431


    November 18, 2014


    (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule


    13G to report the acquisition that is the subject of this


    Schedule 13D, and is filing this schedule because of 240.13d-1(e),


    240.13d-1(f) or 240.13d-1(g), check the following box.


    Note: Schedules filed in paper format shall include a signed


    original and five copies of the schedule,


    including all exhibits. See 240.13d-7 for other parties


    to whom copies are to be sent.


    (Continued on following pages)


    (Page 1 of 7 Pages)


    CUSIP No. 45107K102


    13D


    Page 2 of 7 Pages


    1.


    NAME OF REPORTING PERSON


    Carl DeSantis


    2.


    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


    (see instructions)


    (a) ?


    (b) ?


    3.


    SEC USE ONLY


    4.


    SOURCE OF FUNDS (see instructions)


    00


    5.


    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e) ?


    6.


    CITIZENSHIP OR PLACE OF ORGANIZATION


    United States


    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


    7.


    SOLE VOTING POWER


    6,125


    8.


    SHARED VOTING POWER


    5,008,748


    9.


    SOLE DISPOSITIVE POWER


    6,125


    10.


    SHARED DISPOSITIVE POWER


    5,008,748


    11.


    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    5,014,873


    12.


    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


    (see instructions) ?


    13.


    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    6.97%


    14.


    TYPE OF REPORTING PERSON (see instructions)


    IN


    _________________________________________________________________


    CUSIP No. 45107K102


    13D


    Page 3 of 7 Pages


    1.


    NAME OF REPORTING PERSON


    DeSantis Revocable Trust


    2.


    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


    (see instructions)


    (a) ?


    (b) ?


    3.


    SEC USE ONLY


    4.


    SOURCE OF FUNDS (see instructions)


    00


    5.


    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS


    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ?


    6.


    CITIZENSHIP OR PLACE OF ORGANIZATION


    Florida


    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


    7.


    SOLE VOTING POWER


    0


    8.


    SHARED VOTING POWER


    2,211,479


    9.


    SOLE DISPOSITIVE POWER


    0


    10.


    SHARED DISPOSITIVE POWER


    2,211,497


    11.


    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    2,211,479


    12.


    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)


    EXCLUDES CERTAIN SHARES (see instructions) ?


    13.


    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    3.08%


    14.


    TYPE OF REPORTING PERSON (see instructions)


    OO


    CUSIP No. 45107K102


    13D


    Page 4 of 7 Pages


    1.


    NAME OF REPORTING PERSON


    CD Financial, LLC


    2.


    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


    (see instructions)


    (a) ?


    (b) ?


    3.


    SEC USE ONLY


    4.


    SOURCE OF FUNDS (see instructions)


    00


    5.


    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS


    2(d) or 2(e) ?


    6.


    CITIZENSHIP OR PLACE OF ORGANIZATION


    Florida


    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


    7.


    SOLE VOTING POWER


    0


    8.


    SHARED VOTING POWER


    1,530,563


    9.


    SOLE DISPOSITIVE POWER


    0


    10.


    SHARED DISPOSITIVE POWER


    1,530,563


    11.


    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    1,530,563


    12.


    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)


    EXCLUDES CERTAIN SHARES(see instructions) ?


    13.


    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    2.13%


    14.


    TYPE OF REPORTING PERSON (see instructions)


    OO


    CUSIP No. 45107K102


    13D


    Page 5 of 7 Pages


    Item 1. Security and Issuer.


    This Amendment No. 3 updates and amends certain information initially


    reported in the Statement of Beneficial Ownership on Schedule 13D filed


    with the Securities and Exchange Commission on June 13, 2013, as amended


    by Amendment No. 1 dated August 13, 2013, and Amendment No. 2 dated

    September 29, 2014, by Carl DeSantis, CD Financial,


    LLC and the DeSantis Revocable Trust (the "Schedule 13D") in connection


    with the ownership of shares of common stock, par value $0.001 per share


    (the "Common Stock") of iBio, Inc., a Delaware corporation(the "Issuer"),


    by Carl DeSantis, the DeSantis Revocable Trust and CD Financial, LLC


    ("CD Financial"). Unless otherwise indicated, all capitalized terms used


    but not defined herein shall have the same meaning ascribed to them in


    the Schedule 13D.


    Item 3. Source or Amount of Funds or Other Consideration.


    Item 3 of the Schedule 13D is hereby amended and restated


    in its entirety as follows:


    All of the securities reported on this Statement owned by Carl


    DeSantis and CD Financial, LLC were acquired as a result of the


    spin-off (the "Spin-Off") of the Issuer from Integrated BioPharma,


    except for 63,100 shares of Common Stock acquired by CD Financial


    subsequent to the Spin-Off in August 2010 in a private transaction.


    The shares of the Issuer were distributed to all of the


    stockholders of record of Integrated BioPharma as of August 12, 2008.


    Integrated BioPharma's stockholders received one Share of the


    Issuer's Common Stock for every one share of Integrated BioPharma


    common stock owned by them at the close of business on August 12, 2008.


    The date of distribution of the Issuers Common Stock was August 18, 2008.


    1,098,219 shares of the securities reported on this Statement


    owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable


    Trust from CDS Group Holdings, LLC ("CDS Group") in a private transaction


    in August 2008. CDS Group acquired such securities as a result of the


    Spin-Off. 1,113,260 shares of the securities reported on this Statement


    owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable


    Trust in July 2013 in a private transaction for a purchase price of


    $0.52 per share.


    Except as provided in the preceding paragraph, no funds or other


    consideration was used by any of the Reporting Persons to acquire the


    shares subject hereof, and no funds or other consideration were


    borrowed or otherwise obtained for the purpose of acquiring, holding,


    trading, or voting the shares subject hereto.


    Item 5. Interest in Securities of the Issuer.


    Item 5 of the Schedule 13D is hereby amended and restated in


    its entirety as follows:


    (a) The Reporting Persons may be deemed to have beneficial


    ownership of 5,014,873 shares of Common Stock of the Issuer, representing


    approximately 6.97% of the Issuer's outstanding shares of Common Stock


    (the percentage of shares owned being based upon 71,901,358 shares


    outstanding on November 14, 2014 as


    reported on the Issuer's Quarterly Report on Form 10-Q for the quarter


    ended September 30, 2014, filed with the Securities and Exchange Commission


    on November 14, 2014). The percentage of ownership reported above in this


    Item 5(a) was calculated in accordance with Rule 13d-3(d)(1)(i)


    promulgated under the Securities Exchange


    Act of 1934, as amended (the "Exchange Act").


    (b) Carl DeSantis holds sole voting and dispositive power


    with respect to, and directly beneficially owns in the aggregate,


    6,125 shares of Common Stock. CD Financial owns 1,530,563 shares


    of Common Stock, of which Carl DeSantis may be deemed to be the


    indirect beneficial owner (as that term is defined under Rule 13d-3


    under the Exchange Act) by virtue of the fact that he has the


    power to make decisions at CD Financial. Carl DeSantis may


    CUSIP No. 45107K102


    13D


    Page 6 of 7 Pages


    additionally be deemed to share beneficial ownership as well as voting


    and dispositive power with the DeSantis Revocable Trust with respect


    to 2,211,479 shares of Common Stock as Carl DeSantis is the trustee of


    the DeSantis


    Revocable Trust. As a holder of greater than 10% of the outstanding


    shares of Integrated BioPharma, Carl DeSantis may also be deemed to


    share beneficial ownership of the 1,266,706 shares held by Integrated


    BioPharma.


    CD Financial holds shared voting and dispositive power with respect


    to, and directly beneficially owns in the aggregate, 1,530,417 shares of


    Common Stock. CD Financial may be deemed to share beneficial ownership as


    well as voting and dispositive power with respect to such Common Stock with


    Carl DeSantis who has the power to make decisions at CD Financial.


    The DeSantis Revocable Trust holds shared voting and dispositive power


    with respect to, and directly beneficially owns in the aggregate, 2,211,479


    shares of Common Stock. The DeSantis Revocable Trust may be deemed to share


    beneficial ownership as well as voting and dispositive power with respect to


    such Common Stock with Carl DeSantis, who is the trustee of the DeSantis


    Revocable Trust.


    (c) Carl DeSantis and CD Financial have not effected any transaction


    in the Common Stock of the Issuer directly owned by them in the past sixty days.


    The DeSantis Revocable Trust has effected the following transactions in the


    Common Stock of the Issuer within the past sixty days:


    (i) On October 6, 2014 the DeSantis Revocable Trust sold 65,330


    shares of Common Stock of the Issuer in a private sale for a sale price of $0.89


    per share.


    (ii) On October 10, 2014 the DeSantis Revocable Trust sold 100,000


    shares of Common Stock of the Issuer in a private sale for a sale price of $1.02


    per share.


    (iii) On October 13, 2014 the DeSantis Revocable Trust sold


    50,000 shares of Common Stock of the Issuer in a private sale for a sale price of


    $2.33 per share.


    (iv) On October 14, 2014 the DeSantis Revocable Trust sold


    6,572 shares of Common Stock of the Issuer in a private sale for a sale price of


    $1.74 per share.

    (v) On October 16, 2014 the DeSantis Revocable Trust sold


    93,428 shares of Common Stock of the Issuer in a private sale for a sale price of


    $1.83 per share.

    (vi) On October 16, 2014 the DeSantis Revocable Trust sold


    100,000 shares of Common Stock of the Issuer in a private sale for a sale price of


    $1.83 per share.

    (vii) On October 17, 2014 the DeSantis Revocable Trust sold


    100,000 shares of Common Stock of the Issuer in a private sale for a sale price of


    $2.56 per share.

    (viii) On November 11, 2014 the DeSantis Revocable Trust sold


    100,000 shares of Common Stock of the Issuer in a private sale for a sale price of


    $1.25 per share.

    (d) With the exception of the 1,266,706 shares held by Integrated BioPharma,


    of which Carl DeSantis may be deemed to share beneficial ownership, no person other


    than the Reporting Persons has the right to receive or the power to direct the receipt


    of dividends from, or the proceeds from the sale of, the Common Stock covered by


    this Statement.


    (e) Not applicable.


    CUSIP No. 45107K102


    13D


    Page 7 of 7 Pages


    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief,
I certify


    that the information set forth in this statement is true, complete and correct.


    Dated: November 18, 2014


    /s/Carl DeSantis


    Carl DeSantis, individually


    DeSantis


    Revocable Trust


    Dated:


    November 18, 2014


    By: /s/Carl DeSantis


    Name: Carl DeSantis


    Title: Trustee


    CD Financial, LLC


    Dated:


    November 29, 2014


    By: /s/Carl DeSantis


    Name: Carl DeSantis


    Title: Manager
